Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

November 28, 2012

CORRESPONDENCE FILED VIA EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File Number 001-10948

Dear Mr. Mew:

On behalf of Office Depot, Inc. (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated November 20, 2012 relating to the above referenced filing. For your convenience, each of the Staff’s comments is repeated below in italics immediately preceding the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 99, page 162

1.	We note your response to our prior comment 5 indicating the significance test under Rule 3-09 was not met in earlier periods regarding recognized earnings from your joint venture in Mexico. Please provide us the calculations you performed this year illustrating how you were able to conclude the significance test was not met for 2010.

Response: As noted in Rule 3-09 of Regulation S-X, we substituted 20 percent for 10 percent in the relevant significant subsidiary tests in Rule 1-02(w) of Regulation S-X. The calculations for the fiscal year 2010 tests are provided below.

Rule 1-02(w)(1) Test
(In Millions of US Dollars)	December 25, 2010
The Company’s investment in and advances to Office Depot de Mexico	$205.8
The Company’s total assets	$4,569.4
Relative percentage	4.5%
Significance test percentage	20.0%
Conclusion – Not Significant

For the purpose of the income test, we considered Computational Notes 1 and 2 of Rule 1-02(w), as well as sections 2015.8 and 2410.5 of the Division of Corporation Finance Financial Reporting Manual. For fiscal year 2010, the Company reported a pre-tax loss, exclusive of noncontrolling interests. The tested subsidiary, Office Depot de Mexico, reported pre-tax income. Under Computational Note 1, we excluded the equity in pre-tax income of the tested subsidiary. The table below shows a pre-tax loss in 2010, both including and excluding the tested subsidiary’s results.

For purposes of Computational Note 2, in accordance with section 2410.5, we did not exclude the income of the equity investee for determining whether income averaging was appropriate. Then, in accordance with section 2015.8, in computing the average, we assigned a value of zero in loss years, and we used the absolute value of the computed pre-tax loss for the comparison to the five year average income amount. The difference was in excess of 10% and therefore the income average rules applied.

The final step in the calculation was the computation of the relative percentage of the tested subsidiary’s pre-tax income to the five year average. The amount was below the threshold.

Because neither of the tests in 2010 indicated the significant subsidiary thresholds were met, we provided in Note R the summarized financial information required under Rule 4-08(g) of Regulation S-X.

Rule 1-02(w)(3) Test
(In Millions of US Dollars)	2010	2009	2008	2007	2006
The Company’s pre-tax income (loss)	$(56.7)	$(311.2)	$(1,579.6)	$457.7	$707.0
Noncontrolling interests	(1.6)	(2.3)	(2.1)	(0.9)	—

Subtotal	$(55.1)	$(308.9)	$(1,577.5)	$458.6	$707.0

Computational Note 1
The Company’s equity in pre-tax income of tested subsidiary	$45.6

Computed amount	$(100.7)

Computational Note 2
Income for test	$—	$—	$—	$458.6	$707.0
Sum of income	$1,165.6
Five year average	$233.1
Absolute value of Subtotal	$55.1
Is absolute value at least 10% lower than five year average	Yes
Use five year average	$233.1
The Company’s percentage of Office Depot de Mexico’s pre-tax US GAAP income	$45.6
Relative percentage	19.6%
Significance test percentage	20.0%
Conclusion – Not Significant

2.	In responding to our prior comment 5 you indicate your Form 10-K for fiscal year ended December 25, 2010 included summarized financial information required under Rule 4-08(g) of Regulation S-X. In this regard, we note you disclosed summarized unaudited information from the balance sheet and statement of earnings for Office Depot de Mexico. If you did not meet the significance tests under Rule 4-08(g) when disclosing the summarized financial information in your Form 10-K for the fiscal year ended December 25, 2010, please advise and provide us your calculations of such tests; otherwise, please note that summarized financial information provided under Rule 4-08(g) should not be labeled unaudited and revise accordingly in future filings.

Response: We acknowledge that amounts should not be labeled as unaudited and should annual disclosures be appropriate under Rule 4-08(g) in future filings, we will not label such amounts as unaudited.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

November 28, 2012

CORRESPONDENCE FILED VIA EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File Number 001-10948

Dear Mr. Mew:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated November 20, 2012 with respect to the above-referenced filings, Office Depot, Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (561) 438-2320 or Kim Moehler, Sr. Vice President and Controller at (561) 438-7364.

Sincerely,

/s/ Michael D. Newman
Michael D. Newman
Executive Vice President and Chief Financial Officer

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